

June 25, 2013

Via E-mail
Claudia Drago Morante
Chief Legal Officer
Graña Y Montero S.A.A.
Av. Paseo de la República 4667
Surquillo
Lima 34, Peru

> **Re: Graña Y Montero S.A.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 18, 2013**
> **File No. 333-189067**

Dear Ms. Morante:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Business, page 111

Energy, page 133

Estimated Proved Reserves, page 135

1. You disclose the net amount of your natural gas reserves converted from proved undeveloped to proved developed during 2012 only in terms of barrels of oil equivalent (boe). Please expand your disclosure to also present this amount in terms of MMcf of natural gas.

2. We note you have revised your disclosure of the total amount of proved undeveloped reserves converted to proved developed during 2012 from 514.98 Mboe to 1,044.35 Mboe. Please explain to us why the net quantities were revised. Also as part of your explanation, please provide us with a reconciliation of the changes in the net quantities of your proved developed and a reconciliation of the changes in the net quantities of your proved undeveloped reserves for 2012 in a format comparable to the disclosure under FASB ASC paragraph 932-235-50-5.

Consolidated Financial Statements for the Year Ended December 31, 2012

Note 28. Business Acquisitions, page F-81

3. We note your response to comment nine of our letter dated June 14, 2013. As we previously requested, please address the need to disclose the details of the S/.24,994 million net assets transferred related to the acquisition of Stracon GyM.

Supplementary Data (Unaudited), Oil and Gas Producing Activities, page F-89

Reserve Quantity Information, page F-89

4. We note your response to comment 14 of our letter dated June 14, 2013 and that you have revised the estimate of the future development costs in the calculation of the standardized measure for 2012 to include the costs for abandonment; however, it appears that you did not revise the development costs or the standardized measure for 2010 and 2011. Please advise or revise you standardized measure for 2010 and 2011 to include the costs for abandonment as appropriate.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Juan Francisco Méndez (*via e-mail*)
        Simpson Thacher & Bartlett LLP